UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2024

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On May 28, 2024, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (“Enlivex”), issued a press release announcing that it has entered into a definitive agreement with a single healthcare-focused institutional investor for the issuance and sale in a registered direct offering of an aggregate of 3,571,429 of its ordinary shares, par value NIS 0.40 per share (the “Ordinary Shares”) (or Ordinary Share equivalents in lieu thereof), Series A warrants to purchase up to 3,571,429 Ordinary Shares and Series B warrants to purchase up to 3,571,429 Ordinary Shares, at a purchase price of $1.40 per Ordinary Share (or Ordinary Share equivalents in lieu thereof) and associated warrants. The offering is expected to close on or about May 29, 2024, subject to the satisfaction of customary closing conditions. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Neither this Report on Form 6-K, nor the exhibit attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein or therein.

Exhibit No.

99.1	Press Release issued by Enlivex Therapeutics Ltd. on May 28, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: May 28, 2024

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